Exhibit 99.4

Security Class Holder Account Number ———-Fold Form of Proxy—Annual General Meeting to be held on Thursday, May 18, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or by internet at www.investorvote.com. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested. ———-Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Mountain Time, on Tuesday, May 16, 2023 (or 48 hours before any adjournment or postponement of the meeting). VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting 1-866-732-VOTE (8683) Toll Free • Smartphone? www.investorcentre.com. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of Crescent Point Energy Corp. (the "Corporation") hereby appoint: Craig Bryksa, President and Chief Executive Officer of the Corporation, or failing this person, Ken Lamont, Chief Financial Officer of the Corporation (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at the Calgary TELUS Convention Centre, Macleod C-D, 120-9th Avenue SE, Calgary, Alberta, T2G 0P3 on Thursday, May 18, 2023 at 10:00 am (Mountain Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. To Fix the Number of Directors To fix the number of directors of the Corporation to be elected at the Annual General Meeting at nine (9).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Craig Bryksa	☐	☐	02. James E. Craddock	☐	☐	03. John P. Dielwart	☐	☐
04. Mike Jackson	☐	☐	05. Jennifer F. Koury	☐	☐	06. François Langlois	☐	☐
07. Barbara Munroe	☐	☐	08. Myron M. Stadnyk	☐	☐	09. Mindy Wight	☐	☐

	For	Withhold
3. Appointment of Auditors Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation and authorize the board of directors of the Corporation to fix their remuneration as such.	☐	☐

	For	Against
4. Executive Compensation Adopt an advisory resolution accepting the Corporation's approach to executive compensation, the full text of which is set forth in the Information Circular.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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